FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 25, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

WIMM-BILL-DANN FOODS

ANNOUNCES ACQUISITION OF DAIRY IN OMSK REGION

Moscow, Russia — November 24, 2010 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD], the leading Russian manufacturer of healthy food and beverage products, today announced the acquisition of Moloko Isilkulya, one of the fastest growing dairy producers in Western Siberia (Omsk Region). The transaction has been approved by the Russian Federal Antimonopoly Service.

This acquisition is fully in line with Wimm-Bill-Dann’s stated strategy of expanding its business through selective acquisitions of successful companies with strong market positions, established brand portfolios and a sustainable base of raw materials.

Moloko Isilkulya was set up on the base of the production facilities of Vita, one of the largest dairy producers in the region with a more than fifty-year history and rich traditions. Today the plant manufactures traditional dairy products (milk, sour cream, kefir, cream, curd and ryazhenka) under the well-known Utrennyaya Zorka regional brand. Moloko Isilkulya has worked consistently to develop new products and adopt new technology with a focus on natural dairy products.

“The acquisition of an additional plant in the Omsk Region,” said Silviu Popovici, Head of WBD Foods business unit, commenting on the acquisition, “is in line with our strategy to develop the company as a large-scale and efficient manufacturer of healthy food and beverage products.” “This acquisition strengthens WBD’s position in the strategically important Siberian market, which is seeing growing demand for natural dairy products. Expanding our presence in the region will enhance the company’s portfolio and ensure WBD products are both more available and affordable for consumers in the region,” he added.

The Omsk Region is one of the richest territories in terms of raw milk supply, producing one third of all of the milk in Western Siberia. The acquisition of Moloko Isilkulya will help WBD to continue its expansion in the Siberian market and optimize its logistics costs in Eastern Russia.

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Chudo, Imunele, Bio Max and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Rodniki Rossii natural water, Zdraivery kids’ brand and Agusha baby food.

The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 16,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2010, Standard & Poor’s Governance Services confirmed on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	CFO
Wimm-Bill-Dann Foods OJSC

Date:  November 25, 2010